March 10, 2026

Tzu-Wei Chung
Chief Executive Officer
TNL Mediagene
23-2 Maruyamacho
Shibuya-ku, Tokyo 150-0044
Japan

       Re: TNL Mediagene
           Registration Statement on Form F-1
           Filed March 3, 2026
           File No. 333-293957
Dear Tzu-Wei Chung:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-551-8713 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Jesse Gillespie